FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission File Number: 1-31452

For the month of November 2002.

KONAMI CORPORATION

(Translation of registrant’s name into English)

Marunouchi Building
4-1, Marunouchi 2-chome
Chiyoda-ku, Tokyo 100-6330
Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F     ☒         Form 40-F    ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes    ☐ No     ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Information furnished on this form:

EXHIBITS

Exhibit Number

1.	Press release of November 14, 2002 regarding forecast for U.S. GAAP consolidated results for the first half of the fiscal year ending March 31, 2003

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 14, 2002

KONAMI CORPORATION

By:	/s/ NORIAKI YAMAGUCHI
Name: Noriaki Yamaguchi Title: Representative Director and CFO

FOR IMMEDIATE RELEASE

November 14, 2002

KONAMI CORPORATION
2-4-1 Marunouchi Chiyoda-ku Tokyo, Japan
Kagemasa Kozuki
Representative Director and CEO
Ticker 9766 at TSE1
Contact: Toshiro Tateno
Director and Executive Corporate Officer
Corporate Planning Division
Tel: +81-3-5220-0374

Forecast for U.S. GAAP Consolidated Results
for the First Half of the Fiscal Year Ending March 31, 2003
(April 1, 2002 to September 30, 2002)

Konami Corporation has decided to use U.S. GAAP for its financial reporting since it was listed on the New York Stock Exchange on September 30, 2002. We hereby announce our forecast for consolidated results in accordance with U.S. GAAP for the first half of the fiscal year ending March 31, 2003 (April 1, 2002 to September 30, 2002).

WORLD SOCCER WINNING ELEVEN 6, a video game software title, sold over one million copies in Japan. The card game and video game software titles of YU-GI-OH! became hits in the U.S. The MICRO iR products, which are high-technology toys, are gaining market acceptance. MAH-JONG FIGHT CLUB, one of our e-AMUSEMENT products, made steady progress and gaming machines sold well in the overseas casino market. As a result, our consolidated results for the first half of the fiscal year ending March 31, 2003 are expected to be as shown below.

U.S. GAAP		(Millions of yen)

Net Revenues	Operating Income	Net Income
113,000	10,000	4,000

Forecast for the consolidated financial results for the fiscal year ending March 31, 2003 and actual consolidated financial results for the first half of the fiscal year ending March 31, 2003 are scheduled to be announced on November 28, 2002.

Reference:

1.	Consolidated Japanese GAAP results for the first half of the fiscal year ended September 30, 2001 (April 1, 2001 to September 30, 2001)

Japanese GAAP		(Millions of yen)

Net Revenues	Operating Income	Net Income
89,146	9,526	2,522

2.	Consolidated U.S. GAAP results for the fiscal year ended March 31, 2002 (April 1, 2001 to March 31, 2002)

U.S. GAAP		(Millions of yen)

Net Revenues	Operating Income	Net Income
225,580	18,087	11,402

Cautionary Statement with Respect to Forward-Looking Statements:

Statements made in this press release with respect to Konami’s current plans, estimates, strategies and beliefs, including the above forecasts, are forward-looking statements about the future performance of Konami. These statements are based on management’s assumptions and beliefs in light of information currently available to it and, therefore, you should not place undue reliance on them. A number of important factors could cause actual results to be materially different from and worse than those discussed in forward-looking statements. Such factors include, but are not limited to: (i) changes in economic conditions affecting our operations; (ii) fluctuations in currency exchange rates, particularly with respect to the value of the Japanese yen, the U.S. dollar and the Euro; (iii) our ability to continue to win acceptance of our products, which are offered in highly competitive markets characterized by the continuous introduction of new products, rapid developments in technology and subjective and changing consumer preferences; (iv) our ability to successfully expand internationally with a focus on our video game software business, card game business and gaming machine business; (v) our ability to successfully expand the scope of our business and broaden our customer base through our health and fitness business; (vi) regulatory developments and changes and our ability to respond and adapt to those changes; (vii) our expectations with regard to further acquisitions and the integration of any companies we may acquire; and (viii) the outcome of contingencies.